Exhibit 100.1

NICE Earns Perfect Scores Across All Categories of Customer Satisfaction in
DMG Consulting Report

For the eighth consecutive year, NICE is the leader in interaction analytics with 43.1 percent market share

Hoboken, N.J., September 18, 2019 – NICE (Nasdaq: NICE) today announced that it has been recognized by DMG Consulting LLC, a leading independent research and consulting firm, for having perfect scores across each of 23 categories of customer satisfaction in the 2019-2020 Contact Center Analytics Product and Market Report. NICE was noted in the report for holding the largest percentage of the total interaction (speech and text) analytics market based on the number of contact center seats, as it has for the past eight years.

DMG Consulting's 2019-2020 Contact Center Analytics Product and Market Report states that NICE was the clear interaction analytics market share leader with 43.1% market share. This represents over 2.9 million seats, over a million more than its nearest competitor.

“Customer expectations for an outstanding experience have never been higher and contact centers can no longer afford to measure quality on a hit-or-miss random basis, which is what typically happens with traditional QA solutions,” explains Donna Fluss, president, DMG Consulting LLC. “Analytics-enabled quality management, which can review 100% of voice and text-based interactions, is a vital tool for the contact center, today and in the future.”

“We are pleased to continue to be the market share leader in interaction analytics,” Barry Cooper, President of the NICE Enterprise Group said. “Customer satisfaction is something we at NICE pride ourselves on and receiving perfect scores across all categories including innovation, vendor communication, implementation, ongoing service and support, and professional services shows that our customers are receiving top notch technology and customer service. Our best in class, easy to use solutions provide our customers with innovative, cutting-edge technology that allows them to focus on their business.”

The 2019-2020 Contact Center Analytics Product and Market Report is DMG Consulting LLC’s 14th annual report on the speech analytics market. The report provides an expanded, in-depth analysis of the interaction analytics and customer journey analytics market, competitive landscape, product innovation, as well as market, business and servicing trends and challenges.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.